United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  ☑       Form 40-F  ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐       No  ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐       No  ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes  ☐       No  ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

Press Release

CVRD has a new Executive Director
     Rio de Janeiro, April 4, 2006 — Companhia Vale do Rio Doce (CVRD) informs that it has indicated Tito Botelho Martins to the Board of Directors to be the Executive Director of Corporate Affairs. The Board of Directors meeting that will analyze this subject will be held on April 20, 2006.
     The Company considers strategic the development of partnerships with different sectors of society and the improvement of the relationship with its stakeholders, through management oriented to sustainability. Hence, the new Executive Director will be responsible for the coordination of CVRD’s relationship with its stakeholders, aiming the use of social responsible practices and the consolidation of the Company’s image.
     Tito Martins joined CVRD in 1985 and has a vast experience in corporate finance issues. He was Director of the Corporate Finance department between August 1999 and September 2003 and also CFO of Ferrovia Centro-Atlântica — FCA. He was a member of the Board of Directors of FCA, Samarco, Ferroban, Açominas, Gulf Investment Corporation and advisory committees of Itabrasco and Hispanobrás.
     Since October 2003, Tito Martins is the CEO of Caemi Mineração e Metalurgia S.A. and also the CEO of Minerações Brasileiras Reunidas — MBR. He is leaving these positions to become an Executive Director of CVRD.
     Tito Martins, 43 years old, has a graduate degree in economics by Universidade Federal de Minas Gerais and post-graduated in several institutions in Brazil and abroad.

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fabio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 4, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations